Issuer Free Writing Prospectus dated November 28, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

Belpointe OZ Investor Update Presentation

November 17, 2023

Cody Laidlaw (“CL”): All right. Good afternoon, everyone. I’m Cody Laidlaw, the chief business development officer for Belpointe PREP. Thank you for attending our first annual investor presentation. Before we get started, I just need to read this quick disclaimer. Today’s presentation may include statements that are forward-looking statements within the meaning of the federal securities laws.

CL: Any forward-looking statements expressed in this webinar are made in good faith, and we believe there is a reasonable basis for them. However, there are a number of risks, uncertainties, and other important factors, many of which are difficult or impossible to predict. That could cause actual results to vary materially from the forward-looking statements expressed in this webinar. Except this otherwise required by law, we will not update or revise any forward-looking statements to reflect subsequent events.

CL: Belpointe PREP has filed two registration statements with the SEC for the offer and sale of up to $1.5 billion of its class A units. Investing in Belpointe PREP’s Class A units involves a high degree of risk, including a complete loss of your investment. You should read Belpointe PREP’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and its offering.

CL: Prior to making an investment decision, you should carefully consider Belpointe PREP’s investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may result from an investment in Belpointe PREP’s Class A units. You can obtain a copy of Belpointe PREP’s prospectus and other filings on the SEC’s website, on our website at investors.belpointeoz.com, or by contacting me at the phone number or email address, including in today’s presentation materials. With that, I will pass it over to our CEO, Brandon Lacoff.

Brandon Lacoff (“BL”): Thank you, Cody. Do you want to hit a couple of slides forward? There we go. One more slide. There we go. There’s our agenda. So I’m going to talk about some as opening remarks. I’m going to talk about a little bit about Belpointe. I’m going to talk a little bit about the past year. I’m going to talk about what’s going on regulatory wise and also what’s going on in the multifamily industry. And then Lori is going to have a presentation regarding our update on our properties. And then I’m going to talk a little bit about the outlook for 2024 and beyond.

BL: So, good afternoon. So, I’m the CEO, my name is Brandon Lacoff. We were formed in 2019 as an Opportunity Zone REIT. We took that REIT public in 2019. And under the Opportunity Regulations, which was passed as part of the 2007. Sorry, 2017 Tax Cuts and Jobs Act. We converted our REIT structure into a publicly traded partnership structure which is Belpointe PREP and became publicly traded on the NYSE American Exchange in 2021. Our focus is ground up multifamily development in key markets, such as Sarasota Florida, St. Petersburg Florida, Nashville Tennessee, and Storrs, Connecticut. Our investment objective is to invest in the best opportunities Zone locations within markets.

BL: Such as the markets I just described in Florida and Nashville and Connecticut. Within those markets, we’re looking for compelling analytics, such as strong demographics, high job and wage growth, high rent growth, low housing vacancy, high condo and home sale prices and robust absorption numbers. In 2023, most noteworthy progress in 1991 which is our Aster & Links projects. You know we’re going to learn more about the details of that project when our head of real estate Lori Wortz is going to go into the highlights there. Couple of the items I wanted to highlight is in earlier this year, we closed $130 million loan with Bank OZK for the construction loan of that project.

BL: We signed a lease with Sprouts Farmers Market to take approximately about 40% of the retail in that development. We also executed a property management agreement with Greystar so we can start leasing sometime around the second quarter of next year. Lori and her team have also made great progress in St. Petersburg, Florida, which is our 1000 1st project, which is named The Viv, and we are currently negotiating a construction loan for that project. We’ve also been successful on rezoning our Nashville Davidson Street properties.

BL: That is a project that we recently got approved, originally was approved for approximately 800 units, and now we can develop over 1,300 units, approximately 1,300 units. We’ve also received a zoning site plan approval for Yukon and Storrs, which is 262 units on our Middle Turnpike site. We’ve also launched a newly structured offering, which will allow us to have new avenues to raise additional equity capital for Class A units. The new structure gives the company the ability to work with the broker-dealer community and their clients to raise equity Class A units.

BL: Since the new offering, we have issued 56,062 units this year. The company does not plan to issue new stock at the current price because of the gap between NAV and the current market price, which is around $70 a share. This morning, we are proud to announce our Q3, 2023 NAV results at $103.50 which would approximate value of our shares at $370 million.

BL: With all these accomplishments during this uncertain period of markets dislocation. We are obviously seeing inflationary pressures, increased development costs, approximately about 30%, supply chain issues created difficulties with obtaining materials. Extreme weather has impacted insurance costs, especially in Florida. The rise of interest rates have made–We’ve seen multiple bank failures from Silicon Valley Bank to Signature Bank, and First Republic. And obviously, traditional lenders are now becoming more conservative on their underwriting for lending, especially construction lending. We’ve seen spreads for SOFR widen 3 to 4%, which is 3 to 400 basis points. We’ve also seen over the last two years, since January 2022 to today, SOFR itself has increased from 0.05% to 5.32%. So a real widening in both SOFR and the spreads.

BL: The equity capital markets with the stock market has also been an indicator of extreme volatility with small cap companies such as ourselves. So I just want to talk a little bit about what’s going on in multifamily market in particular because our focus is multifamily. Apartment demand remain strong. There’s signs of inflation starting to ease with continued wage growth where there’s real gains in personal income. Positive sign, obviously for the property Market. Supply of the a new multifamily construction are expected to peak next year.

BL: With a decline in 2025. In 2025 and 2026 is expected that delivery of new apartment units will be down 15% in 2025 and 20% in 2026 in major markets nationwide. Debt financing is an important tool in development of real estate and will continue to be challenging as rates are expected to remain at elevated levels. Banks are also continuing to tighten their underwriting criteria to historic conservative levels and looming maturity wave of more than $2.5 billion coming in 2027.

BL: Higher interest rates for mortgages and home prices continue to increase which obviously fuels demand for multifamily and rental growth rates. Higher interest rates affect the whole real estate sector because of cost of capital to borrow has greatly increased. Multifamily assets typically perform well during inflationary periods but obviously with other factors that the higher cost of borrowing obviously is having an impact on the multifamily rental community and the ability to reset the rents on an annual basis is obviously one of the benefits of multifamily because multifamily is not our long term leases. They’re annual leases, typically.

BL: Regulatory update. In this past September, a bipartisan committee of Congress introduced the Opportunity Zones Transparency, Extension, and Improvement Act. The key factors in that act are extending the program for two years. So new deferral and new investments would end at the end of 2028, extending the 10% step up basis, allowing for qualified opportunity zone funds to invest through other qualified opportunity zone funds.

BL: The ability to replace certain opportunity zones around the country with new qualified opportunity zones and the government’s requirements to increase reporting requirements for opportunities zone funds. However we’re not sure if this is going to pass. It’s passed to the committee, but has not gone on the floor for a the vote. And we don’t know if this is going to get on the floor for vote or even be passed.

BL: So now I’m going to turn it over to Lori to talk about the property updates, and then I’ll come back and talk about the outlook for 2024.

Lori Wortz (“LW”): Thank you, Brandon. Before we move on to our developments, I would like to address a couple of items Brandon just spoke about. As Brandon mentioned, the markets have created a level of uncertainty on several fronts. I’m going to speak about a couple of those items and how we work to mitigate them, specifically construction pricing and supply chain and rising insurance costs.

LW: Our construction and development team has worked closely with contractors and suppliers to mitigate price escalation and supply chain issues wherever possible. Such efforts have included partnering with large national construction managers to build our projects. These managers have developed several thousand units and has developed strong and consistent relationships in the industry and within the market. We have entered into universal procurement agreements with specific suppliers allowing for bulk purchasing of several materials for multiple projects, including plumbing fixtures, appliances, counters, cabinets, and flooring. We provide early release of deposits for long lead items so that our development can enter the production queue sooner than what normally would. An example of this is our switch gears for electrical has very long lead times. We order materials with long lead times early, and warehouse those materials so that they’re onsite when needed.

LW: We negotiated larger allowances with our lenders for offsite stored materials. This allows our contractors to procure materials early and store at their warehouse. Our team closely monitors the process to ensure materials are received, stored properly, and isolated from other contractors’ orders. In addition to the normal construction contingency, our construction budgets have included a price escalation allowance. This allowance compensates for the price increases while not increasing the overall budget. Any savings realized in this price escalation allowance belongs to the owner at the end. Regarding insurance costs, the other major headwind, this is the other major headwind we are all facing in the real estate industry, specifically in the Southeast as Brandon had mentioned. While we have limited control over insurance, we work hard to ensure we are obtaining the best pricing and coverage available. To that end, Belpointe has an insurance and risk expert involved throughout the entire process from pre-construction through construction, through the transition to property operations and beyond.

LW: Our construction managers have the ability to provide construction phase insurance. Therefore, before construction commences, we work with both our insurance expert as well as the construction managers insurance expert to simultaneously price coverage. Instead of relying on the owner’s ability to place coverage, we work to determine who can provide the most competitive pricing for the same coverage. With 1991 in Sarasota, Florida, the most cost effective program was provided by the owner. For 1001st in St. Petersburg, Florida, the most cost effective program was provided by the construction manager with some insurance supplemented by the owner.

LW: For property operating insurance, Belpointe engages a national third party manager to manage our communities. In Florida, we will use Greystar as Brandon mentioned, who has a robust insurance program and is offered to the properties they manage. Belpointe takes advantage of this option as we often do not have the buying power of the large third party managers. Prior to the transition from construction to operations, Belpointe would use our third party manager to obtain operating insurance, while at the same time, price out coverage directly, which meets lender and owner requirements. This process is filed every year for insurance renewals. Moving on to our markets and developments, I will begin with Sarasota, Florida.

LW: Sarasota is home to our first development, 1991 Main Street, which has been named Aster & Links. It is also home to a future development in our pipeline located at 1700 Main Street, which I will speak to shortly. While the two properties are only a half a mile apart, each property will offer its own character and distinction that will serve to compliment each other. According to the US News and World Report, Sarasota is the second fastest growing city and is ranked the fifth best place to live in the United States. It is consistently been named one of the top places to retire, and has one of the highest millennial growth rates in the United States.

LW: As you can see from the map on your screen, both developments are in the middle of the downtown core and in close proximity to the Ritz-Carlton, which is also noted on this map, and Sarasota’s Waterfront.

LW: Bayfront Park, home to the iconic, unconditional surrender sculpture, is located one mile from 1700 Main Street. One of the many treasures of Sarasota, this park offers natural landscapes, preserves walking and bike paths, children’s play areas, and incredible water, marina and city scape views. Concerts, movies, and other activities are regularly offered. Art is dominant throughout Sarasota and required for all new developments in the downtown area. We have engaged a contemporary sculptor and artist, Zachary Oxman, to provide a prominent sculpture at the main entrance to the Aster Building. Our sculpture presentation was overwhelmingly approved by the city of Sarasota when presented. Aster & Links, or as we originally call it, 1991 Main, which I refer to both, is currently under construction and approximately 70% complete.

LW: Leasing is anticipated to commence in the first half of 2024, with construction completion also anticipated in 2024. In preparation for lease-up, we engaged Greystar, a leading international property management firm, to manage this asset. Belpointe’s Operations Vice President, with over 20 years’ experience managing large multifamily lease-ups, has been fully engaged throughout the construction process, and preparations are underway for accepting this property into operations and manage a lease-up. Aster & Links is comprised of two luxury high-rise buildings, featuring 424 units and 51,000 square feet of retail. We have an executed lease with Sprouts Farmers Market to occupy 23,000 square feet of the space. We believe this will be a great amenity for our residents. As Brandon stated in his opening remarks, despite the credit crisis, we were able to close on a $130 million construction loan from Bank OZK, which we believe to be a testament to our company and this development. As you can see by the aerial photos in this next slide, which were taken earlier this month, this asset has really taken shape. Concrete structure is substantially complete, and we celebrated the topping off of both buildings in September of this year.

LW: Interior finishes are ongoing at all levels of each building. Retail leasing continues, with several executed term sheets, which we anticipate converting into leases. On the right side of the screen are our interior design renderings of both Aster building and the Links building. The Aster building is designed to be upscale and sophisticated, while the Links building is industrial chic. If you’re interested in taking a closer look at these renderings, you can visit the properties splash page at asterandlinks.com, which you can see at the top of the slide here. Okay, moving on to another Sarasota development, this is 1700 Main Street. Down the street from Astor & Links is 1700 Main. We anticipate this development will consist of 225 units. 1700 Main will be much smaller than 1991 Main in many ways, including unit sizes and amount of retail, while still offering Class A living and amenities. 1700 Main will complement our larger, Aster & Links development, and allow residents several options to live in the downtown area. Numerous restaurants and activities are within short walking distance of 1700 Main. On this slide, we’ll see multiple angles of the proposed development. We anticipate design and pre-construction to continue in 2024, with construction activities to commence in late 2024. We will now move on to St. Petersburg, Florida.

LW: St. Petersburg is an exciting market. It is ranked by WalletHub as having the number one economy nationally, ranked by Redfin as the number five relocation destination in the United States, ranked by Best Places as the third fiscally fit city, ranked number one in Florida for work-life balance, and one of the Best Cities for Young Professionals by Forbes. 1000 1st is located in the heart of the Edge District, and that is our development, which is one of the most walkable neighborhoods filled with restaurants, entertainment, and arts. The red star indicates Tropicana Field, located in the historic Gas Plant District and home to the Tampa Bay Rays Major League Baseball team. A $6.5 billion redevelopment initiative was recently announced in partnership with the City of St. Petersburg, Pinellas County, Tampa Bay Rays, and Heinz Development.

LW: This 86-acre redevelopment will include 8 million square feet of development, featuring a new ballpark for the Tampa Bay Rays, multifamily, office, hotel, retail, conference space, community, concert venue, green space, and much, much more. On the left side of the screen are renderings of this exciting redevelopment of Tropicana Field. So, 1000 1st Avenue North, which we refer to as 1000 1st, and has been named Viv, has two 11-story residential towers over a four-story parking garage. Viv offers 269 units and 15,500 square feet of retail. Construction commenced in May 2023, and it’s approximately 15% complete, with all foundations completed, as well as multiple levels of the parking garage.

LW: Viv is approximately one mile west of the St. Pete Pier in Waterfront, and as previously mentioned, is a half a mile from the Gas Plant District and Tropicana Field, very close. And actually, in some of these photos, you can actually see Tropicana Field, we call it Trop Field, from some of these photos on the left. But on the left, you can see recent construction progress photos, which is progressing on site, including underground utilities. Foundations are complete, and garage-level construction is continuing, getting ready to go vertical with the fifth floor, which is the start of our residential units. You can see Tropicana Field from some of these photos. That is how close the property is to the redevelopment. On the right, you will see renderings of the anticipated completed building at 1000 1st.

LW: Construction will continue through 2024 with completion anticipated in 2025. Leasing will commence in 2025. From Florida we’re going to move on to Nashville. As you can see, Nashville is a highly regarded and popular market. It is ranked the fourth best performing city, the fifth fastest growing metro area, and the best up and coming city, among other accolades. It also offices many top employers, such as Amazon and Nissan, and is home to the NFL’s Tennessee Titans and NHL’s Nashville Predators. Historically referred to as the capital of country music, you can find all genres of music in today’s Nashville, making the name Music City more appropriate.

LW: 908th Avenue South. On the left side of your screen is situated within 550 feet of the popular and trending gulch neighborhood, which is renowned for retail, entertainment and nightlife. Not far away, across the Cumberland River, we acquired several properties, which as you can see on the right side of the screen, titled East Nashville. In September, these properties were rezoned from a combination of low density, multifamily, and industrial use to mixed use, intensive zoning intended for high intensity mixture of residential, retail, hotels and offices. This new zone will allow an estimated 1300 units between the four parcels. And finally, in Connecticut, the town of Storrs, which is where our properties are located, is in the Hartford MSA, or Metropolitan Service area.

LW: Hartford MSA includes many top employers in the aerospace education, insurance, and healthcare industries. Nicknamed the Insurance capital of the world. Major insurance companies such as Cigna, Travelers, Aetna, UnitedHealthcare, and MetLife are in Hartford. Finally, this MSA is also home to the University of Connecticut’s main campus and is one of MSA’s largest employers. On the left is a rendering of our 497 middle turnpike development. This project receives site plan approval in September. 497 Middle will feature 262 apartments with 388 surface parking spaces. Open space walking trails, and 30 acres of undisturbed wetlands will also be provided.

LW: On the right side of the screen is 1750 Storrs. A future Belpointe development, anticipating 120 multifamily units. You can see the proximity of 1750 Storrs road and 497 middle turnpike to the University of Connecticut. With that, I will turn it back to Brandon for our 2024 Atlas and Beyond.

BL: Thank you, Lori. That was a fantastic update giving a lot of detail on the different locations and different projects and the progress on all the projects. So as we look ahead for 2024 and beyond, there are a few key elements that I would like to discuss. So we are excited to complete the construction of Aster & Links in next year, 2024, and obviously begin leasing Aster & Links next year. We’re also looking forward to the completion of Viv, which is our St. Petersburg projects, in 2025 or, or at least start to leasing apartments in 2025.

BL: While Belpointe OZ has no corporate level debt and has low property level debt, we are focused on increasing our equity capital for the company so we can continue to build our pipeline of multifamily developments. If we are unable to raise additional capital during these difficult market conditions. We plan to explore additional methods of capital raising, such as joint venture partnerships, disposition or other type of equity offerings. We believe in 2024 and 2025, we’ll create an opportunity for Belpointe OZ to acquire other opportunity zone funds and their opportunity zone elected real estate without causing an inclusion event for those investors who are looking to sell. And obviously the inclusion of that would be losing the tax benefits. So in our structure, they would not lose the tax benefits. We appreciate the opportunity for our investors have given us to create a diversified portfolio of world-class assets. We believe we have some of the best opportunity zone sites. With that, we will continue to work hard every day towards our objective to share our progress with you in the future. I’m going to turn the microphone over to Cody and he’s going to go over some questions that the audience that the owners may have.

CL: Perfect. Thank you Brandon. So first question I’m getting is, why do you think the stock price is down?

BL: Why do I think the stock price is down? So obviously this is my opinion. A couple of reasons. There’s not a lot of capital gains in the market today. And because there’s less capital gains, there’s less support of our stock because most investors, maybe not all the investors, but most investors who purchase our stock or our current holder of our stock are looking for the tax benefits of opportunity zone. So because there’s less capital gains in the market, there’s less buyers for our company. That’s one part of it. I think the other part is I think people have to remember that our company is not a typical company.

BL: Because most companies that are public already have cash flow and because we’re an opportunity zone structure, our structure, because of the opportunity regulations, we have to develop new projects or meet the substantial improvement test, which means it’s a pretty much a full gut construction. Because of that, there will be obviously a large delay in cash flow, which obviously puts some pressure on our stock because we will not have cash flow out of the gate.

CL: Perfect. Good explanation. Next question I’m seeing is how do you plan on supporting the stock?

BL: Obviously, our focus is to build quality, multi-family developments. And our job, like I said before, is not to have a buyback program or any of that kind of stuff because right now we need the capital to put into our developments and to get those developments stabilized so then we can have cash flow and be more of a typical REIT structure that has cash flow and dividends. The way we’re looking to focus on our stock is to get the projects built and start getting cash flow for our shareholders.

CL: Understood. Next question I’m seeing, what is the status of the stabilized asset acquisition strategy?

BL: Right now, because where interest rates are at for stabilized assets, you’re looking at high 6% range, maybe even low sevens right now. And cap rates have not adjusted where it makes economic sense to buy those assets. It wouldn’t be accretive to put debt on those projects. And we would have to put debt on those projects if we acquire them. So right now it’s on hold. We’re still looking at projects and we’re still having conversations with groups, but until we can get cap rates to be close to interest rates, to long-term, 10 year interest rates, Freddie Fannie interest rates, then it would make more sense to have those acquisitions. But until you have those two rates come near each other, it’s not accretive for us to make an acquisition.

CL: Understood. Next question. Coming in a couple times, why are we doing a new offering?

BL: So I don’t know if we’re so much doing a new offering. I think it’s more of an adjustment to our old offering. But we’ve always planned on continuing to raise capital and we adjusted our structure a little bit to allow for the broker dealer community to participate in our offering. But really the reason why we’re continuing to raise capital is to make sure we have enough capital to build out the pipeline. If we don’t have enough capital to build the pipeline, we’re going to have to bring other partners in or dispose of assets. We’re looking to continue to raise capital so we can continue to build out the pipeline because we believe and obviously, Lori went through the different markets. We have phenomenal locations and we want to execute those developments.

CL: Next question, what is the outlook for insurance costs specifically in the Florida market?

BL: Yeah, that’s a tough question. I mean, who knows where insurance costs are going to go in the future? We’ve definitely seen a large increase, like Lori talked about, and obviously, her and her team are doing a great job to mitigate those increases. But there’s going to be increases because of storms down in Florida. You’re still seeing increases around the country, but not as much as a market like Florida because of the hurricanes that obviously are more prevalent in the Florida market. But we’re doing everything we can to mitigate them, just like Lori said, working through Greystar or our general contractors to get into a group rate, which hopefully will lower our rate lower than the standard market rate.

CL: Perfect. Going forward, how many units have been issued in 2023 and at what issuance price?

BL: I don’t know the price off the top of my head, but I did look up beforehand that just over 56,000 units were issued in 2023. And obviously we’re hoping to raise more capital as the stock price will hopefully increase as demand increases towards end of the year tax planning. Because of the disparaging between where NAV is and where the stock prices, we’re not issuing new shares today. But average wise, I would say we were in the high eighties this year of issuing stock.

CL: Understood. Another question. Does the company have enough capital to fund its development pipeline? And how does the company plan to acquire these funds?

BL: Company does not have the capital needed to build out all these projects. And that’s why we are exploring different ways of raising capital and we don’t see the capital markets getting much better, through the end of this year and even through next year or part of next year. So it’s hard to see what the future’s going to look like in towards the second half of 2024, but I think the next 6 to 9 months, I think we’re going to expect it to be the same or maybe a little bit worse than today. And all the different opportunities on structures we talk to, are all struggling with the ability to raise additional capital. So for us the things that we would do in our portfolio, because we have these great properties, is either bring in a joint venture partner or maybe a non opportunities zone partner, or it could be another opportunity zone fund, to joint venture on some of our incredible locations that Lori and her team put together.

BL: Or if we’re not able to find the right partner, then maybe we would have to dispose of some assets to bring that equity back so we can take that equity and put it into other projects that we have in the pipeline. But obviously we’re going to continue to work hard to raise capital and get the, obviously more investors coming in. More buyers would obviously would help the stock price and then eventually we would issue stock when the stock price gets closer to NAV.

CL: Perfect. It looks like we’re going to be able to get to one more question, and I know this was previously addressed, but it does not hurt to reiterate. It’s a very popular question. When will the net asset value increase?

BL: This morning we announced our last quarter’s NAV, which is at $103.50. And obviously on a quarterly basis we continued to update the NAV. The good news is we were able to work with our legal team and get that NAV announced before the meeting, before the market opened today. And obviously going forward it will be on a quarterly basis.

CL: Understood. Before we wrap this up, Brandon do you want to have any final thoughts, final words?

BL: I think the only thing I would say is I appreciate people being patient. This is not a typical REIT structure where you come in day one and you have cashflow. This is an opportunity zone structure. Like all opportunities zone structures, they have to build to get the tax benefit. They have to either meet the substantial improvement test, which is a heavy renovation, or they have to have ground up construction. And obviously it takes time to get these large projects up and going. And like Lori said, our first two projects will be completing, one will be completing in 2024 and the next will be completing in 2025. And obviously we’re looking forward to start some cash flow coming into the company as we get those two projects completed.

CL: Perfect. So just as a reminder, you can see this is Cody Laidlaw speaking. You can see my contact information up there. If you have any further questions after we end this webcast, feel free to call me or email me. Happy to answer any questions. With that, thanks everyone for joining. I appreciate it.

Note: Transcript edited for typos and clarity.

Belpointe

NYSE American: OZ

OZ

INVESTOR PRESENTATION

NOVEMBER 2023

© 2023 Belpointe PREP, LLC. All rights reserved.

Important Information and Qualifications

Belpointe PREP, LLC, together with its subsidiaries ("Belpointe OZ") has filed two registration statements (including a combined prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offer and sale of up to $1,500,000,000 of Class A units representing limited liability interests in Belpointe OZ (the "Class A units"). You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus and other filings, which contain this and other important information, visit sec.gov or investors.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing ir@belpointeoz.com. Read the prospectus and the other documents that Belpointe OZ has filed with the SEC in their entirety before making an investment decision.

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views of Belpointe OZ with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ's control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

©2023 Belpointe PREP, LLC. All rights reserved.

Belpointe OZ
NYSE American: OZ

belpointeoz.com | IR@belpointeoz.com | © 2023 Belpointe PREP, LLC. All rights reserved.

Participants

- Brandon Lacoff – Chief Executive Officer
- Lori Wortz – Head of Real Estate
- Fred Stoleru – Chief Operating Officer – Corporate
- Cody Laidlaw – Chief Business Development Officer

Belpointe NYSE American: OZ

belpointeoz.com | IR@belpointeoz.com | © 2023 Belpointe PREP, LLC. All rights reserved.

Agenda

1. CEO Opening Remarks
2. Property Updates
3. 2024 Outlook & Beyond
4. Questions & Answers

Belpointe
NYSE American: OZ

belpointeoz.com | IR@belpointeoz.com
© 2023 Belpointe PREP, LLC. All rights reserved.

Opening Remarks

- About Belpointe OZ
- Select 2023 Accomplishments
- Multifamily Fundamentals
- Regulatory Update

Belpointe OZ NYSE American: OZ

belpointeoz.com | IR@belpointeoz.com | © 2023 Belpointe PREP, LLC. All rights reserved.

Property Updates

Belpointe NYSE American: OZ

belpointeoz.com | IR@belpointeoz.com
© 2023 Belpointe PREP, LLC. All rights reserved.

MARKET OVERVIEW

Sarasota

Sarasota has long been a hub for those seeking refined relaxation, arts and culture, and scenic coastal beauty. The city boasts a prestigious reputation as a mecca for art enthusiasts, offering an array of galleries that feature world-class art collections.

SELECT TOP AREA EMPLOYERS

- FCCI Insurance Group
- HCA Florida Sarasota Doctors Hospital
- PGT Innovations
- Ringling College of Art + Design
- The Ritz-Carlton
- Sarasota Memorial Health Care System
- Sun Hydraulics
- xfinity

MARKET ACCOLADES

2nd
Fastest Growing City in the U.S.[1]

5th
Best Place to Live in U.S.[1]

9th
Highest Millennial Growth Rate in U.S.[2]

18th
Best Place to Retire[1]

1. As reported by U.S. News & World Report 2023-2024, Fastest-Growing Places in the U.S. in 2023-2024.
2. As reported by Brookings Institution, Millennial growth and “footprints” are greatest in the South and West, March 6, 2018.

Belpointe OZ
NYSE American: OZ

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Aster & Links

1700 Main

Aster & Links

1700 Main

The Ritz-Carlton®

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[MULTIFAMILY + RETAIL]

Aster & Links – 1991 Main Street

Status	Pre-Leasing Start
Under Construction	Spring 2024

Purchase Price	Development Cost
$20.7 million	$291.5 million

Acreage	Unit Count
5.2 acres	424 units

Belpointe OZ
NYSE American: OZ

MARKET/PROJECT HIGHLIGHTS

- Approximately 70% complete
- Anticipating lease up to begin in the first half of 2024
- Secured $130MM construction loan from Bank OZK
- Engaged Greystar as property manager
- Sprouts Farmers Market to occupy 23,000 SQFT
- 2 high-rise buildings offering 1-4 bedroom apartments including townhome-style penthouse apartments
- 51,000 square feet of ground floor retail
- 900+ garage and surface-level parking spaces
- Building to a projected unlevered yield of 6%+
- Located within the historic downtown Sarasota neighborhood

AMENITIES

Clubroom

Fitness room

Courtyard

Barbeque grills

Rooftop amenities

Heated saltwater pool

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AsterandLinks.com

Aster & Links

Exterior Photos

Interior Renderings

LINKS

Belpointe OZ
NYSE American: OZ

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[MULTIFAMILY + RETAIL]

1700 Main Street

Status	Pre-leasing Start
Pre-development	TBD
Purchase Price	**Development Cost**
$6.9 million	Not available
Acreage	**Unit Count**
1.3 acres	225 units +/-

Belpointe OZ
NYSE American: OZ

PROJECT HIGHLIGHTS

- Anticipated 10-story high-rise building offering 1-3 bedroom apartments
- Approximately 7,000 square feet of retail
- 3-level garage with 335 parking spaces
- Located within the historic downtown Sarasota neighborhood
- Is in a high-foot-traffic area next to many popular restaurants and retail establishments

AMENITIES

Clubroom

Fitness room

Courtyard

Barbeque grills

Rooftop terrace

Heated saltwater pool

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1700 Main

Exterior Renderings

171

BISTRO ON MAIN

Belpointe OZ
NYSE American: OZ

MARKET OVERVIEW

St. Petersburg

Holding the Guinness World Record for the most consecutive days of sunshine, St. Petersburg provides a unique blend of traditional beach getaway and urban flavor with an ongoing creative renaissance that promises an extensive cultural experience. With quiet waterfront communities, modern downtown living and charming historic districts St. Petersburg offers a vibe for everyone.

SELECT TOP AREA EMPLOYERS

Allstate · American Express Serve · Ceridian · Duke Energy · Franklin Templeton Investments · Jabil · Johns Hopkins Medicine / Johns Hopkins All Children's Hospital · Raymond James · Transamerica Life Insurance Company

MARKET ACCOLADES

#1
Economy of Best Run Cities [1]

#3
Named Fiscally Fit Cities [2]

#18
U.S. City for Work-Life Balance and Mental Health [3]

Best Cities
In Florida for Young Professionals [4]

1. As reported by WalletHub, Best- & Worst-Run Cities in America, June 20, 2023.
2. As reported by BestPlaces, Fiscally Fit Citities Report, on file with author (last visited November 17, 2023).
3. As reported by Coworking Café, These Are America's Best Cities for Work/Life Balance & Mental Health — A Comparative Analysis, January 18, 2023.
4. Forbes, Best Places To Live In Florida In 2023, January 5, 2023.

Belpointe OZ
NYSE American: OZ

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1000 1st Avenue North - Viv

Tropicana Field Renderings

Viv

HISTORIC
UPTOWN
9th Ave N
Beach Dr NE
275
ALT 19
375
ALT 19
20th St N
16th St N
8th St N
DOWNTOWN
THE EDGE
DISTRICT
WATERFRONT
ARTS DISTRICT
20th St S
St. Petersburg
275
16th St S
175
WAREHOUSE
ARTS DISTRICT
6th Ave S
Google
Map data ©2020 Google

★ Tropicana Field

Belpointe OZ
NYSE American: OZ

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[MULTIFAMILY + RETAIL]

1000 First Avenue North (Viv)

Status	Pre-Leasing Start
Under Construction	2025

Purchase Price	Development Cost
$12.1 million	$193 million

Acreage	Unit Count
1.6 acres	269 units

Belpointe OZ
NYSE American: OZ

MARKET/PROJECT HIGHLIGHTS

- Approximately 15% complete
- Two, 15-story high-rise towers offering studio, 1-3 bedroom apartments
- 15,500 square feet of retail; 4-level garage with 335 parking spaces
- 7 Fortune 1000 companies are headquartered in the MSA
- Located approximately 1 mile from St. Pete Pier and waterfront
- Provides direct access to public parking, restaurants, museums and cultural sites
- Approximately half a mile from the $6.5B Tropicana Field redevelopment

AMENITIES

Sky Lounge

Fitness center

Courtyard

Shared working space

Game room

Swimming pool

© 2023 Belpointe PREP, LLC. All rights reserved.

1000 1st Avenue North - Viv

Exterior Photos

Exterior Renderings

Belpointe
NYSE American: OZ
OZ

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MARKET OVERVIEW

Nashville

Nashville is a top place to live in America according to U.S. News. Nashville has an emerging tech center, important industrial opportunities, a massive tourism industry, and significant medical enterprises. Add to that great schools, and world-class live entertainment and sporting events, and it's easy to see that this thriving city has appeal that is multi-layered and significant.

SELECT TOP AREA EMPLOYERS

amazon, asurion, gm, HCA Healthcare, NISSAN Group of the Americas, randstad, Saint Thomas Health, Vanderbilt University Medical Center

MARKET ACCOLADES

#1
Hottest Job Market [1]

#4
Best-Performing Large City [2]

#5
Fastest Growing Metro Area[3]

#8
Best US City [4]

1.Wall Street Journal, See How Your Region Stacks Up Against the Best Labor Markets in the U.S., April 1, 2023
2. Milken Institute, Best-Performing Cities 2023: Thriving in a Changing Economic Landscape, May 16, 2023.
3. Main Street Media Tennessee, Analysis Shows Nashville is 5th-Fastest Growing Metro Area December 15, 2022.
4. Travel & Leisure, Nashville Breaks into 10 Best Cities in the U.S. in Travel+Leisure's World's Best Awards, July 14, 2023.

Belpointe OZ
NYSE American: OZ

© 2023 Belpointe PREP, LLC. All rights reserved.

900 8th Avenue

- Anticipated 7-story apartment building offering 1-3 bedroom apartments
- 14,100 square feet of retail on the first floor
- 2-level garage with 400 parking spaces
- Located in central Nashville near The Gulch with nearby access to downtown Nashville's retail, dining and nightlife
- 300+/- units

East Nashville

- Proposing 7-story to 20-story multifamily buildings and a mix of other commercial uses including some hotel, creative office, retail and restaurants
- Located along the Cumberland River, less than a mile from the Titans Stadium
- Located in east Nashville less than two miles from The Gulch and downtown Nashville's retail, dining and nightlife
- Rezoned for mixed use residential in September 2023
- 1,300 +/- units

Nashville
Meharry Medical College
Fisk University
Nashville Farmers' Market
NORTH CAPITOL
DOWNTOWN
EAST BANK
Tennessee State Capitol
Nissan Stadium
The Russell
HISTORIC EDGEFIELD
Frothy Monkey
Shelby Park
SHELBY HILLS
CAYCE HOMES
WATKINS PARK
Johnny Cash Museum
Country Music Hall of Fame and Museum
Cumberland River
ROLLING MILL HILL
JW Marriott Nashville
THE GULCH
RUTLEDGE HILL
Calvary Cemetery
PIE TOWN
NAPIER AREA
Parthenon
Kung Fu Saloon
Vanderbilt University
MUSIC ROW
Adventure Science Center
CHESTNUT HILL
Trevecca Nazarene University
Little Italy
EDGEHILL

East Nashville

900 8th Avenue

Belpointe OZ
NYSE American: OZ

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18

MARKET OVERVIEW

Storrs (Hartford MSA)

Hartford is the capital city of Connecticut that is a burgeoning technology hub and a center for medical care, research, and education. Hartford is also the historic international center of the insurance industry, with companies like Aetna, Conning & Company, The Hartford, Harvard Pilgrim Health Care, The Phoenix Companies, and Hartford Steam Boiler based in the city, and companies like Prudential Financial, Lincoln National Corporation, Sun Life Financial Travelers, United Healthcare and Axa XL having major operations in the city.

SELECT TOP AREA EMPLOYERS

UCONN University of Connecticut · The Hartford · OTIS · Cigna · StanleyBlack&Decker · Pratt & Whitney · Travelers

MARKET ACCOLADES

Top 10
City to Raise a Family [1]

#1
Best Places to Live [2]

1. As reported by Niche, 2023 Best Places to Raise a Family in Hartford County, on file with author (last visited November 17, 2023).
2. As reported by Niche, 2023 Best Places to Live in Connecticut, on file with author (last visited November 17, 2023)

Belpointe OZ
NYSE American: OZ

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497-501 Middle Turnpike

- Currently consists of a former golf course and undeveloped hiking and biking trails
- UCONN ranked 26th among "top public universities" in the 2022 U.S. News & World Report rankings
- The university has one of the lowest housing unit to student ratios of major universities in the country
- Site is approximately 30 minutes from Hartford and 90 minutes from Boston
- Received approvals for 262 apartment units September 2023

1750 Storrs Road

- Anticipate five, 3-story buildings offering 1-3 bedroom townhomes
- 48,000 square feet of retail and office space
- Located near the University of Connecticut's (UCONN) main college campus
- UCONN ranked 26th among "top public universities" in the 2022 U.S. News & World Report rankings
- The university has one of the lowest housing unit to student ratios of major universities in the country
- Anticipating 120+/- units

Tony's Garage
Cumberland Farms
Red Rock Cafe
UConn Forest
Industrial Tract
Hillside Environmental Education Park
Horsebarn Hill
UConn Dairy Bar
Jorgensen Center for the Performing Arts
STORRS
North Eagleville
Harry A. Gampel Pavilion
Dog Lane Café

UCONN

1750 Storrs Road

497-501 Middle

Belpointe OZ NYSE American: OZ

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20

2024 Outlook & Beyond

Belpointe OZ
NYSE American: OZ

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21

Questions

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22

Belpointe OZ
NYSE American: OZ

Belpointe

NYSE American: OZ

OZ

INVESTOR RELATIONS CONTACT:

Cody Laidlaw

claidlaw@belpointe.com

HEADQUARTERS:

255 Glenville Road, Greenwich, CT 06831

(203) 883-1944

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